Exhibit 99.1

Yintech Reports First Quarter 2020 Unaudited Financial Results

First Quarter 2020 Net Commissions and Fees Increased by 68.8% to RMB416.0 Million and Net Income Attributable to Yintech Increased by 28.0% to RMB88.6 Million Year-over-Year

SHANGHAI, May 27, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced its unaudited financial results for the first quarter of 2020.

First Quarter 2020 Financial Highlights

	For the quarter ended
(In RMB million, except otherwise specified)	March 31, 2019	March 31, 2020	Q1’20 vs. Q1’19
Total Revenues	454.3	490.9	8.1%
Revenue related to business	259.7	429.5	65.4%
Net commissions and fees	246.5	416.0	68.8%
Net commissions and fees from commodities services	123.7	304.4	146.1%
Net commissions and fees from securities services	122.8	111.6	(9.1%)
Net income/(loss) attributable to Yintech	69.2	88.6	28.0%
Earnings/(loss) per ADS - diluted (RMB)	0.92	1.18

Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	85.6	94.0	9.8%
Non-GAAP earnings/(loss) per ADS - diluted (RMB)	1.14	1.25

“As COVID-19 began to spread globally in the first quarter of 2020, economies, businesses and investment encountered a great deal of uncertainty and financial markets experienced tremendous volatility as 2020 unfolded. Despite these negative impacts along with fewer trading days due to the Chinese Lunar New Year and the COVID-19 pandemic, we began this year on a strong note on our primary business. Our customer trading volume reached RMB846.5 billion, an increase of 134.7% year-over-year, and net commissions and fees were RMB416.0 million, an increase of 68.8% from the same period last year. The numbers of our active account and tradable account both grew,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

“This growth was attributable to our keen insight on the Chinese financial market, our investment expertise and our deep understanding to the Chinese individual investors.  As estimated in the previous quarter, the overwhelming COVID-19 pandemic caused the unusual volatility of the financial market, which virtually presented more opportunities than risks to us. This was especially true in our stellar growth of spot gold trading business, which reached an all-time high in the quarter, demonstrating our strong operational capabilities. In addition, our pure online operation enabled us to grow further and stronger under the backdrop of offline shifting to online deem to be a tendency. Further, our flexible business model and our operational agility in adjusting our business to accommodate with the market dynamics is becoming more evident.”

“As a result, our total revenues once again exceeded management’s high-end guidance, reaching RMB490.9 million, representing a 8.1% increase year-over-year. Our net income attributable to shareholders increased by 28% to RMB88.6 million. If comparing net income generated by our primary business from commodities and securities, or if excluding the investment gains or loss, which to a large extent, was correlated to market conditions, our bottom line improved even further. We continued to build balance sheet strength. Our total cash and investment securities remained flattish at RMB2.08 billion, and our total shareholder’s equity increased to RMB2.85 billion,” Mr. Wenbin Chen concluded.

First Quarter 2020 Financial Results

Total revenues for the quarter were RMB490.9 million (US$69.3 million), compared with RMB454.3 million in the same quarter last year, representing an increase of 8.1% year-over-year. The increase was mainly due to increases in commissions and fees from commodities, in particular spot commodities trading services. Revenue related to business, which comprises mainly of net commissions and fees were RMB429.5 million (US$60.7 million), compared with RMB259.7 million in the same quarter last year, representing an increase of 65.4% year-over-year.

Net commissions and fees for the quarter were RMB416.0 million (US$58.7 million), representing an increase of 68.8% year-over-year, primarily due to the reason stated above.

Customer trading volume for the quarter was RMB846.5 billion (US$119.5 billion), representing an increase of 134.7% year-over-year primarily due to an increase in trading volume of spot commodities.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) was RMB839.3 billion (US$118.5 billion) during the quarter, an increase of 166.2% year-over-year.

Net commissions and fees from commodities services for the quarter were RMB304.4 million (US$43.0 million), representing an increase of 146.1% year-over-year, primarily attributable to an increase in customer trading volume for commodities.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the quarter was 0.036%, compared with 0.039% in the same quarter last year.

Customer trading volume for securities (representing customer trading volume of overseas securities brokerage) was RMB7.2 billion (US$1.0 billion) during the quarter, representing a decrease of 84.1% year-over-year. The volatility in securities trading was mainly the result of the Company’s strategy shift to accommodate the market and policy environment of the corresponding quarter on an ongoing basis.

Net commissions and fees from securities services for the quarter were RMB111.6 million (US$15.8 million), representing a decrease of 9.1% year-over-year due to the reason stated above.

Effective fee rate for securities (representing net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for overseas securities brokerage) for the quarter was 0.128%, compared with 0.056% in the same quarter last year.

Expenses for the quarter were RMB375.6 million (US$53.0 million), an increase of 22.6% year-over-year mainly because of increase in advertising and promotion expenses.

Net income for the quarter was RMB89.4 million (US$12.6 million), compared with net income of RMB75.1 million in the same quarter last year.

Net income attributable to Yintech for the quarter was RMB88.6 million (US$12.5 million), compared with RMB69.2 million in the same quarter last year.

Non-GAAP net income attributable to Yintech (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB94.0 million (US$13.3 million), compared with RMB85.6 million in the same quarter last year.

Diluted earnings per ADS for the quarter was RMB1.18 (US$0.17), compared with RMB0.92 in the same quarter last year.

Non-GAAP diluted earnings per ADS (Refer to “Reconciliation of GAAP to Non-GAAP Results”) for the quarter was RMB1.25 (US$0.18), compared with RMB1.14 in the same quarter last year.

As of March 31, 2020, the Company had RMB2,082.2 million (US$294.1 million) in cash and investment securities, compared with RMB2,105.4 million as of December 31, 2019.

As of March 31, 2020, total shareholders’ equity of Yintech was RMB2,851.4 million (US$402.7 million), compared with RMB2,771.4 million as of December 31, 2019.

Share Repurchase Program

On May 30, 2019, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$20 million of its issued and outstanding ADSs during the following 12-month period. As of March 31, 2020, the Company had purchased an aggregate of 381,166 ADSs for a total amount slightly over US$1,962 thousand since June 1, 2019.

On May 26, 2020, Yintech’s board of directors approved another share repurchase program (“2020-2021 Share Repurchase Program”), effective on June 2, 2020, which authorized the Company to repurchase up to US$20 million worth of its issued and outstanding American Depositary Shares over the course of 12 months. Yintech’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. All repurchased shares will be cancelled. The share repurchase program will be funded with Yintech’s available cash balance. As of March 31, 2020, Yintech had cash and investment securities of approximately RMB2,082.2 million (US$294.1 million).

Second Quarter 2020 Guidance

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

•                  Revenue related to business will be the range of RMB570 million to RMB590 million, representing an increase of 77.6% to 83.8% compared to the same period last year.

•                  Total revenues will be in the range of RMB590 million to RMB610 million, representing an increase of 104.2% to 111.1% compared to the same period last year.

Impact of COVID-19

The drastic market fluctuations influenced by the COVID-19 pandemic brought a surge in our transaction volume in the first quarter of 2020. However, it might also cause instabilities of our customer’s investment asset, hence might negatively affect our business in the future. In addition, the disposable income of certain of our customers may decrease or have decreased as a result of the impact of the COVID-19 outbreak, which may also adversely affect our operations. The extent of related impact on the Company’s financial results and business outlook depends on the future developments of the global pandemic.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0808 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Wednesday, May 27, 2020 (8:00 p.m. Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, June 03, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in:	1 412 317 0088
U.S. Toll Free:	1 877 344 7529
Passcode:	10144198

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2019. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended
	March 31,	March 31,
	2019	2020
Customer trading volume (in RMB billion)[1]
Commodities services[2]	315.3	839.3
Securities services[3]	45.3	7.2
Total	360.6	846.5
Net commissions and fees (in RMB million)
Commodities services[2]	123.7	304.4
Securities services[3]	122.8	111.6
Total	246.5	416.0
Effective fee rate[4]	0.041%	0.037%
Commodities services[5]	0.039%	0.036%
Securities services[6]	0.056%	0.128%
Active accounts[7]	22,091	32,922
Tradable accounts[8]	134,793	160,762

Note

[1] Represents customer trading volume of spot and futures commodities as well as overseas securities, including RMB846.5 billion in the First Quarter of 2020.

[2] Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3] Represents net commissions and fees earned by providing securities advisory services, securities information platform services, overseas securities trading services and asset management services to customers.

[4] Represents net commissions and fees from commodities and overseas securities brokerage services as a percentage of customer trading volume.

[5] Represent net commissions and fees from commodities services as a percentage of customer trading volume for commodities.

[6] Represent net commissions and fees from overseas securities brokerage services as a percentage of customer trading volume for securities brokerage.

[7] Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[8] Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In ‘000, except for per ADS data and otherwise specified

	For the Three Months Ended
	March 31, 2019 RMB	March 31, 2020 RMB	March 31, 2020 US$
Revenues
Net commissions and fees	246,490	415,973	58,747
Other revenue	13,171	13,561	1,915
Revenue related to business	259,661	429,534	60,662
Trading gains	187,090	54,836	7,744
Interest income	7,583	6,573	928
	454,334	490,943	69,334
Expenses
Commission expense	(67)	(102)	(14)
Employee compensation and benefits	(185,279)	(192,538)	(27,192)
Advertising and promotion expenses	(64,039)	(119,633)	(16,895)
Information technology and communications	(6,430)	(8,382)	(1,184)
Occupancy and Equipment Expenses	(25,399)	(21,424)	(3,026)
Taxes and surcharges	(1,158)	(1,110)	(157)
Intangible asset amortization	(6,995)	(6,481)	(915)
Current expected credit losses	—	(2,013)	(284)
Other expenses	(17,012)	(23,926)	(3,379)
	(306,379)	(375,609)	(53,046)

Profit/(loss) before income taxes	147,955	115,334	16,288
Income tax (expenses)/benefit	(72,872)	(25,975)	(3,668)
Net income/(loss)	75,083	89,359	12,620
Less: Net income/(loss) attributable to non-controlling interests	5,868	766	108
Net income/(loss) attributable to Yintech	69,215	88,593	12,512
Other comprehensive income/(loss)	(13,183)	(5,343)	(755)
Comprehensive income/(loss) attributable to Yintech	56,032	83,250	11,757

Earnings/(loss) per ADS[9]
Basic	0.95	1.22	0.17
Diluted	0.92	1.18	0.17

Weighted average number of shares (‘000)
Basic	1,454,486	1,455,493	1,455,493
Diluted	1,505,934	1,507,787	1,507,787

Number of shares outstanding at the end of the period (‘000)	1,428,667	1,460,832	1,460,832

Note

[9] Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In ‘000, except otherwise specified

	December 31, 2019 RMB	March 31, 2020 RMB	March 31, 2020 US$
Assets
Cash	209,507	241,610	34,122
Entrusted bank balances held on behalf of customers	89,157	97,173	13,723
Investment securities	1,895,874	1,840,587	259,941
Deposits with clearing organizations	20,330	43,129	6,091
Amount due from related parties	20,000	20,000	2,825
Equipment and leasehold improvements	13,844	13,880	1,960
Deferred tax assets	27,206	20,973	2,962
Goodwill	637,835	637,835	90,080
Intangible assets	302,613	297,167	41,968
Accounts receivable	164,391	229,550	32,419
Operating lease right-of-use assets	34,476	22,106	3,122
Other assets	225,302	228,417	32,257
Equity method investments	24,845	24,858	3,511
Total assets	3,665,380	3,717,285	524,981

Liabilities and shareholders’ equity
Amount due to related parties	4,426	9,240	1,305
Deferred tax liabilities	118,469	98,252	13,876
Income tax payable	171,793	188,453	26,615
Accounts payable	114,552	108,280	15,292
Accrued employee benefits	271,965	222,177	31,377
Operating lease liabilities	30,846	18,501	2,613
Deferred revenue	117,110	146,359	20,670
Other liabilities	64,773	74,594	10,534
Total liabilities	893,934	865,856	122,282

Equity attributable to Yintech’s shareholder	2,618,550	2,704,650	381,970
Equity attributable to non-controlling interests	152,896	146,779	20,729
Total shareholders’ equity	2,771,446	2,851,429	402,699
Total liabilities and shareholders’ equity	3,665,380	3,717,285	524,981

Reconciliation of GAAP to Non-GAAP Results

In ‘000, except for per ADS data and otherwise specified

	For the three months ended
	March 31, 2019 RMB	March 31, 2020 RMB	March 31, 2020 US$

Net income/(loss) attributable to Yintech	69,215	88,593	12,512
Add: Share-based compensation	11,668	671	94
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	4,737	4,737	669
Non-GAAP net income/(loss) attributable to Yintech	85,620	94,001	13,275

Non-GAAP earnings/(loss) per ADS[9] (RMB)
Basic	1.18	1.29	0.18
Diluted	1.14	1.25	0.18

Note
[9] Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn